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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13D
                               (Amendment No. 2)


                   Under the Securities Exchange Act of 1934


                             METRO NETWORKS, INC.
                             --------------------
                               (Name of Issuer)


                    COMMON STOCK, PAR VALUE $.001 PER SHARE
                    ---------------------------------------
                        (Title of Class of Securities)


                                  591918 10 7
                                  -----------
                                (CUSIP Number)


                             Gary L. Worobow, Esq.
                             Metro Networks, Inc.
                         681 Fifth Avenue, 10th Floor
                           New York, New York 10022
                                 212-832-9500
                         ----------------------------
                    (Name, Address and Telephone Number of
                     Person Authorized to Receive Notices
                              and Communications)


                               November 12, 1998
                           ------------------------
                     (Date of Event which Requires Filing
                              of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ]
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===============================================================================

                                 SCHEDULE 13D
                               (AMENDMENT NO. 2)
-----------------------                                  ---------------------
  CUSIP NO. 591918 10 7                                    PAGE 2 OF 4 PAGES
-----------------------                                  ---------------------

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      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      David I. Saperstein
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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
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      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      PF/00
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
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      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
     U.S.A.
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                          SOLE VOTING POWER
                     7
     NUMBER OF
                             7,715,609
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY                None
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                             7,715,609
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                             None
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      7,715,609

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      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [X]
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      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      46.2%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


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                        AMENDMENT NO. 2 TO SCHEDULE 13D


        The information contained in this Amendment No. 2 to the Schedule 13D Statement is filed by David I. Saperstein (the "Reporting Person"), pursuant to Rule 13d-2 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, in connection with (i) the sale by the Reporting Person of 263,158 shares of the Common Stock of Metro Networks, Inc. (the "Issuer") and
(ii) the gifts by the Reporting Person of an aggregate of 27,500 shares of the Common Stock. This Amendment No. 2 supplements and amends information contained in Item 5 of the Schedule 13D Statement, as amended (which was originally filed on October 28, 1996). Except as otherwise defined herein, all capitalized terms used in this Amendment No. 2 have the meaning stated in the Schedule 13D Statement.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

        Items 5(a), (b) and (c) are amended to read in their entirety as follows:

        (a) The Reporting Person beneficially owns an aggregate of 7,715,609 shares of Common Stock, constituting 46.2% of the total class.

        The shares of Common Stock reported herein as beneficially owned by the Reporting Person do not include an aggregate of 1,050,250 shares of Common Stock held by the Trusts, the beneficiaries of which are the children of the Reporting Person. The Reporting Person disclaims beneficial ownership of such shares. In addition, the shares of Common Stock reported herein as beneficially owned by the Reporting Person do not include the Preferred Stock owned by the Reporting Person and pledged to the Issuer pursuant to the Issuer Loan Agreement. The Preferred Stock has not been included because it can only be converted into Common Stock upon repayment of the Issuer Stock Loan. See Item 4 of the
Schedule 13D Statement.

        (b) The Reporting Person has sole voting and dispositive power as to 7,715,609 shares of Common Stock.

        (c) (i) On November 4, 1998, the Reporting Person donated 7,500 shares of Common Stock to the Endowment Fund of the Jewish Community of Houston.

        (ii) On November 12, 1998, the Reporting Person exchanged 263,158 shares of Common Stock at a price of $38.875 per share for limited partnership interests in a privately held investment limited partnership in a privately negotiated transaction.

        (iii) On November 23, 1998, the Reporting Person donated 20,000 shares of Common Stock to the Endowment Fund of the Jewish Community of Houston.

        Other than as provided herein, no transactions in the Common Stock have been effected by the Reporting Person since the filing of the Schedule 13D Statement.

                                      -3-
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                                   SIGNATURE


        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: December 5, 1998

                                                /s/ David I Saperstein
                                                ----------------------
                                                David I. Saperstein


                                      -4-